Exhibit 12.1
Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before adjustment for minority interest, taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2007	2006	2007	2006

	(Dollars in thousands)
Net income (loss) before adjustment for minority interest	$(229,595)	$548,148	$(1,120,982)	$749,642
Income tax expense	64,988	330,618	135,629	468,591
Equity-method investee distribution	3,365	622,550	30,637	647,786
Equity-method investee earnings	(5,412)	(447,635)	(22,638)	(479,848)
Interest expense	1,656,377	1,557,894	3,401,561	2,993,263
Interest portion of rental expense	12,408	10,345	22,944	20,045

Earnings available to cover fixed charges	$1,502,131	$2,621,920	$2,447,151	$4,399,479

Fixed Charges:
Interest expense	$1,656,377	$1,557,894	$3,401,561	$2,993,263
Interest portion of rental expense	12,408	10,345	22,944	20,045

Total fixed charges	$1,668,785	$1,568,239	$3,424,505	$3,013,308

Ratio of earnings to fixed charges	0.90	1.67	0.71	1.46